Metallica Resources Inc.
(a development stage company)

Consolidated Balance Sheets
(unaudited) U.S. dollars

	September 30,	December 31,
	2006	2005
	$	$
Assets
Current assets:
Cash and cash equivalents	23,176,132	42,669,830
Value-added tax receivable
and other current assets	2,891,684	969,947
	26,067,816	43,639,777

Mineral properties, plant
and equipment (Note 3)	76,596,641	56,033,836
Other assets	283,091	246,271
Total assets	102,947,548	99,919,884

Liabilities and shareholders' equity
Current liabilities:
Accounts payable and
accrued liabilities	3,075,776	1,323,571

Restricted stock units (Note 6 (d))	317,491	59,435
Asset retirement obligation (Note 5)	388,755	343,164
Total liabilities	3,782,022	1,726,170

Shareholders' equity (Note 6):
Share capital – 84,108,920
common shares
(2005: 83,301,676)	109,415,323	108,158,077
Contributed surplus	1,484,554	1,484,554
Warrants	5,883,108	5,889,285
Stock options	2,114,340	1,431,014
Deficit	(19,731,799)	(18,769,216)
	99,165,526	98,193,714
Total liabilities and
shareholders' equity	102,947,548	99,919,884

Contingencies (Note 8)

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
(a development stage company)

Consolidated Statements of Operations and Deficit
(unaudited) U.S. dollars

		Three Months		Nine Months
		Ended September 30,		Ended September 30,
	2006	2005	2006	2005
	$	$	$	$
Interest income	277,792	238,437	964,364	703,215
Income from property payments (Note 3)	–	8,349,264	–	8,349,264
	277,792	8,587,701	964,364	9,052,479

General and administrative expense	448,133	316,203	1,843,009	1,407,513
Exploration expense	186,498	92,940	389,490	183,424
Stock-based compensation expense	342,986	59,635	773,866	286,490
Restricted stock unit expense	69,473	–	215,614	–
Foreign exchange gain	(174,705)	(1,575,491)	(1,343,313)	(892,471)
	872,385	(1,106,713)	1,878,666	984,956

Income (loss) before income taxes	(594,593)	9,694,414	(914,302)	8,067,523
Income tax provision (Note 7)	10,184	30,645	48,281	123,927

Net income (loss) for the period	(604,777)	9,663,769	(962,583)	7,943,596

Deficit at beginning of period	(19,127,022)	(28,448,187)	(18,769,216)	(26,728,014)
Deficit at end of period	(19,731,799)	(18,784,418)	(19,731,799)	(18,784,418)
Basic and diluted loss per share	(0.01)	0.12	(0.01)	0.10
Weighted average number of common shares outstanding	84,073,508	82,943,531	83,769,150	82,847,124

The accompanying notes are an integral part of these interim consolidated financial statements.

2 & 3

Metallica Resources Inc.
(a development stage company)

Consolidated Statements of Cash Flows
(unaudited) U.S. dollars

		Three Months		Nine Months
		Ended September 30,		Ended September 30,
	2006	2005	2006	2005
	$	$	$	$
Cash flows provided from (used for) operating activities
Net income (loss) for the period	(604,777)	9,663,769	(962,583)	7,943,596
Non-cash items:
Depreciation and amortization	16,003	2,378	22,880	8,786
Stock-based compensation expense	342,986	59,635	773,866	286,490
Restricted stock unit expense	69,473	–	215,614	–
Common share contribution to retirement plan	6,105	4,920	16,838	9,710
Unrealized foreign exchange gain on cash and cash equivalents	149,979	(1,575,491)	(557,507)	(892,471)
Changes in non-cash working capital:
Value-added tax and other current assets	(883,260)	(194,058)	(1,921,737)	(80,295)
Increase in other assets	(6,296)	–	(36,919)	–
Accounts payable and accrued liabilities	(192,781)	(186,420)	381,145	59,587
	(1,102,568)	7,774,733	(2,068,403)	7,335,403

Cash flows used for investing activities
Mineral properties and deferred expenditures applied
to income from property payments	–	1,650,736	–	1,650,736
Mineral properties, plant and equipment	(9,036,320)	(2,625,222)	(18,899,564)	(5,841,929)
	(9,036,320)	(974,486)	(18,899,564)	(4,191,193)

Cash flows provided from financing activities
Proceeds from exercise of warrants	–	–	53,643	–
Proceeds from exercise of stock options	95,213	210,562	863,119	347,318
	95,213	210,562	916,762	347,318

Effect of exchange rate changes on cash and cash equivalents	(149,979)	1,575,491	557,507	892,471
Increase (decrease) in cash and cash equivalents	(10,193,654)	8,586,300	(19,493,698)	4,383,999
Cash and cash equivalents, beginning of period	33,369,786	37,646,685	42,669,830	41,848,986
Cash and cash equivalents, end of period	23,176,132	46,232,985	23,176,132	46,232,985

Cash and cash equivalents consist of:
Cash on hand and balances with banks	1,648,787	903,739	1,648,787	903,739
Short-term investments	21,527,345	45,329,246	21,527,345	45,329,246

Non-cash investing activities
Stock-based compensation allocated to mineral properties,
plant and equipment	(69,991)	(55,596)	(228,179)	95,295
Restricted stock units allocated to mineral properties,
plant and equipment	(18,100)	–	(42,442)	–

Income tax payments	25,199	13,157	32,524	113,972

The accompanying notes are an integral part of these consolidated interim financial statements.

4 & 5

Notes to Consolidated Financial Statements
(unaudited) U.S. dollars

1.       Basis of Presentation

These interim consolidated financial statements of Metallica Resources Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods of their application as the most recent annual financial statements.

The interim consolidated financial statements do not conform in all respects with the requirements of annual financial statements and should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2005. In the opinion of management, all of the adjustments necessary to fairly present the interim financial statements set forth herein have been made.

2.       Nature of Operations

The Company is engaged in the exploration, development and acquisition of mineral deposits, principally in the Americas.

The Company commenced construction of its 100%-owned Cerro San Pedro gold and silver project in Mexico in February 2006. Construction of the process plant and related project facilities are expected to be completed in December 2006.

The Company is also advancing the El Morro copper-gold exploration project in Chile with Xstrata Plc ("Xstrata"), and is pursuing various other exploration projects in the Americas. Xstrata acquired the Company's former joint venture partner on the El Morro project, Falconbridge Limited, in August 2006.

3.       Mineral Properties, Plant and Equipment

On August 31, 2005, the Company received a $10 million payment from Xstrata as part of its earn-in requirement for the El Morro project. The Company recorded $8.3 million of income from property payments for the nine months ended September 30, 2005 as follows:

Xstrata El Morro project earn-in payment	$10,000,000
Carrying value of El Morro project at August 31, 2005	1,650,739

Income from property payments	$8,349,261

Additions to mineral properties, plant and equipment for the nine months ended September 30, 2006 are summarized as follows:

Balance at				Plant
Dec. 31,	Mineral	Deferred	Construction	and		Accumulated
2005	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Total

	$	$	$	$	$	$	$
Cerro San Pedro,
Mexico	23,874,324	20,059,890	9,209,819	734,651	53,878,684	245,691	53,632,993
El Morro, Chile	–	20,375	–	–	20,375	–	20,375
Rio Figueroa,
Chile	335,042	1,520,690	–	–	1,855,732	–	1,855,732
Other Projects,
Chile	25,639	2,709	–	–	28,348	–	28,348
Alaska Peninsula,
USA	310,208	171,555	–	–	481,763	–	481,763
Office Furniture
and Equipment	–	–	–	101,939	101,939	87,314	14,625

Balance at
Dec. 31,
2005	24,545,213	21,775,219	9,209,819	836,590	56,366,841	333,005	56,033,836

				Plant
	Mineral	Deferred	Construction	and		Accumulated
2006 Additions	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Total

	$	$	$	$	$	$	$
Cerro San Pedro,
Mexico	50,000	416,694	18,104,594	307,539	18,878,827	100,482	18,778,345
El Morro, Chile	–	60,556	–	–	60,556	–	60,556
Rio Figueroa,
Chile	24,856	655,769	–	–	680,625	–	680,625
Other Projects,
Chile	14,079	10,276	–	–	24,355	–	24,355
Alaska Peninsula,
USA	–	857,244	–	–	857,244	–	857,244
Office Furniture
and Equipment	–	–	–	184,461	184,461	22,781	161,680

2006 Additions	88,935	2,000,539	18,104,594	492,000	20,686,068	123,263	20,562,805

Balance at				Plant
Sept. 30,	Mineral	Deferred	Construction	and		Accumulated
2006	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Total

	$	$	$	$	$	$	$
Cerro San Pedro,
Mexico	23,924,324	20,476,584	27,314,413	1,042,190	72,757,511	346,173	72,411,338
El Morro, Chile	–	80,931	–	–	80,931	–	80,931
Rio Figueroa,
Chile	359,898	2,176,459	–	–	2,536,357	–	2,536,357
Other Projects,
Chile	39,718	12,985	–	–	52,703	–	52,703
Alaska Peninsula,
USA	310,208	1,028,799	–	–	1,339,007	–	1,339,007
Office Furniture
and Equipment	–	–	–	286,400	286,400	110,095	176,305

Balance at
Sept. 30,
2006	24,634,148	23,775,758	27,314,413	1,328,590	77,052,909	456,268	76,596,641

4.      Related Party Transactions

In May 2005, the Company entered into a consulting agreement with a director of the Company to provide technical advisory services at the rate of $1,000 per day plus out-of-pocket expenses. The Company has incurred technical advisory fees pursuant to this agreement totaling $38,275 during the nine months ended September 30, 2006. These amounts have been capitalized as mineral properties, plant and equipment on the Cerro San Pedro project.

In October 2004, the Company entered into a consulting agreement with a company controlled by an individual, who became a director of the Company on June 9, 2005, to provide management services for the Company's Cerro San Pedro project. The agreement, as amended, provides for consulting fees of $6,250 per month. The Company has incurred consulting fees pursuant to this agreement totaled $56,250 during the nine months ended September 30, 2006. In addition, the Company paid a bonus to the director totaling $45,000 in June 2006. These amounts have been capitalized as mineral properties, plant and equipment on the Cerro San Pedro project.

5.      Asset Retirement Obligation

The Company's environmental permit for its Cerro San Pedro project requires that it reclaim any land that it disturbs during mine construction and mine operations. As a result of construction activities to date, the Company has estimated the present value of its future reclamation obligation to be $388,755 at September 30, 2006, of which $57,396 represents capitalized interest accretion. The present value of the future reclamation obligation assumes a credit-adjusted risk-free rate of 9% and commencement of reclamation activities in 2016. The total estimated reclamation obligation for the Cerro San Pedro project according to the Company's September 2003 feasibility study is approximately $4.3 million. The Company has agreed to fund this obligation during the mine operations; however, negotiations with the relevant Mexican governmental agency to determine the interim funding requirements have not yet been finalized.

6.       Share Capital

a) Common shares issued and outstanding
	Number
	Outstanding	Amount

		$
Balance at December 31, 2005	83,301,676	108,158,077
Exercise of stock options	781,000	863,119
Fair value of stock options exercised	–	318,719
Exercise of warrants	20,000	53,643
Fair value of warrants exercised	–	6,177
Shares issued for retirement plan	6,244	15,588

Balance at September 30, 2006	84,108,920	109,415,323

b) Warrants

As of September 30, 2006, the Company had outstanding warrants to purchase 19,330,000 common shares. Each common share purchase warrant entitles to holder to purchase one common share for Cdn$3.10 through December 11, 2008.

	Number
	Outstanding	Amount

		$
Balance at December 31, 2005	19,350,000	5,889,285
Exercise of warrants	(20,000)	–
Fair value of warrants exercised	–	(6,177)

Balance at September 30, 2006	19,330,000	5,883,108
c) Stock options As of September 30, 2006, the Company had outstanding stock options to purchase 3,009,000 common shares as follows:
	Weighted
	Average
	Exercise
	Price	Number	Amount
	(Cdn$)	Outstanding	(US$)

	$		$
Balance at December 31, 2005	1.39	2,555,000	1,431,014
Granted	3.15	1,235,000	–
Fair value of stock options	–	–	1,002,045
Exercise of stock options	1.25	(781,000)	–
Fair value of stock options exercised	–	–	(318,719)

Balance at September 30, 2006	2.23	3,009,000	2,114,340

Exercisable at September 30, 2006	1.92	1,879,333	–

The aggregate fair value of options granted during the nine months ended September 30, 2006 was $1,719,830. This amount will be recorded over the underlying option vesting periods, which generally occurs over a two year period.

The fair value of stock options used to calculate stock-based compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

2006

Risk-free interest rate (Canada)	3.9% to 4.2%
Expected dividend yield	0.0%
Expected price volatility	67% to 70%
Expected life of option	3.2 to 3.3 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

d) Restricted stock units

In March 2006, the directors granted 250,000 restricted stock units ("RSU's") to management. The RSU's will vest on March 9, 2009. Settlement of the RSU's will be in cash and will be calculated as the average closing price of the Company's common shares on the Toronto Stock Exchange for the five trading days preceding the date of settlement. Due to the cash settlement terms, the RSU's are set up as a liability and marked-to-market at each period end. As of September 30, 2006, the Company had 370,000 RSU's outstanding with a fair value of $317,491 (December 31, 2005: $59,435). For the nine months ended September 30, 2006, the fair value of RSU's of $215,614 has been charged to operations and $42,442 has been capitalized as mineral properties, plant and equipment on the Cerro San Pedro project.

7.       Income Taxes

The current period income tax provision represents the Company's proportionate interim share of its estimated 2006 tax obligation associated with a profitable Mexican subsidiary.

8.       Contingencies

a) In February 2006, the Company commenced construction of its Cerro San Pedro project in Mexico. In April 2006, the Company was notified by Secretaria de Defensa National ("SEDENA") that it was suspending the use of explosives on land owned by Ejido Cerro de San Pedro, pending resolution of a legal action brought against SEDENA. The land owned by Ejido Cerro de San Pedro includes the haul road and pit areas of the Cerro San Pedro project. On October 31, 2006, the Company received notice from SEDENA that it had removed the suspension on the explosives permit.

b) The Company has been notified of various lawsuits and legal actions that have been filed by a group of project opponents against governmental agencies seeking nullification of various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project. Various lawsuits and legal actions have been filed by members of this group over the past three years. Of the lawsuits that have had final rulings, none have been resolved in favor of the group opposing the Cerro San Pedro project. In the event of an adverse ruling from any of the unresolved lawsuits, the Company may be forced to suspend or cease project construction or operating activities.